File No. 812-[●]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

Pomona Investment Fund, Pomona Capital X, L.P., Pomona Capital XI, L.P., Pomona Capital Income Fund, L.P., Pomona Capital Private Equity Fund, L.P., Pomona Management LLC, Pomona Capital Opportunities Fund, L.P., Pomona Capital Private Fund 1, L.P., Voya Retirement Insurance and Annuity Company, Reliastar Life Insurance Company, Pomona Investment Fund LLC, Pomona Holdings XI-A (Fund 1), L.P., Pomona Holdings XI-B (Fund 1), L.P., Pomona Holdings XI-A (Fund 2), L.P., Pomona Holdings XI-B (Fund 2), L.P., Pomona Partnership Holdings XII, L.P., Pomona Partnership Holdings XII-B, L.P., Pomona Capital Private Fund 2, L.P., Pomona Holdings XI-A (Fund 3), L.P., Pomona Holdings XI-B (Fund 3), L.P., Pomona Holdings XI-A (Fund 5), L.P., Pomona Holdings XI-B (Fund 5), L.P., Pomona Holdings XI-A (Fund 6), L.P., Pomona Holdings XI-B (Fund 6), L.P.

780 Third Avenue, 46th Floor

New York, NY 10017

All Communications, Notices and Orders to:

Jeremy Dardick, Esq.
Pomona Management LLC
780 Third Avenue, 46th Floor
New York, NY 10017
jdardick@pomonacapital.com

Copies to:

Nathan D. Somogie, Esq. Thomas J. Cheeseman, Esq. Simpson Thacher & Bartlett LLP 855 Boylston Street, 9th Floor Boston, MA 02116 (617) 778-9200

June 3, 2026

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Pomona Investment Fund, a non-diversified, closed-end management investment company registered under the 1940 Act (“Existing Regulated Fund” or “PIF”);

•	The investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”);

•	Voya Retirement Insurance and Annuity Company (“VRIAC”);

•	Reliastar Life Insurance Company (“RLI”); and

•	Pomona Management LLC, an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”) and the investment adviser to the Existing Regulated Fund and Existing Affiliated Funds (the “Existing Adviser” or “Pomona Capital” and, together with the Existing Regulated Fund and the Existing Affiliated Funds, the “Applicants”),[2] on behalf of itself and its successors.[3]

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

3 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

Voya Financial, Inc. (NYSE: VOYA) (“Voya”) a publicly traded company, owns a controlling interest in the Existing Adviser, and thus may be deemed to control the Regulated Fund and the Affiliated Entities. Voya, however, is a holding company and does not currently offer investment advisory services to any person, is not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, Voya has not been included as an Applicant.

4 “Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

5 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

6 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

7 “Adviser” means the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Existing Regulated Fund is an externally-managed, closed-end management investment company registered under the 1940 Act. The Existing Regulated Fund is externally managed by Pomona Capital.

A.            PIF

PIF is organized as a Delaware statutory trust.

PIF’s investment objective is to seek long-term capital appreciation by investing primarily in private equity investments. PIF invests principally in secondary investments in private equity and other private asset funds (“Investment Funds”) and, to a lesser degree, in primary investments in Investment Funds. The Fund may also invest in direct investments in operating companies.

PIF has a five-member board, of which three members are not “interested” persons of PIF within the meaning of Section 2(a)(19) of the 1940 Act (the “PIF Board”).9

B.            VRIAC

VRIAC is stock life insurance company domiciled in the State of Connecticut. VRIAC is excluded from investment company status by Section 3(c)(3) of the 1940 Act. Pomona Capital serves as a sub-adviser to VRIAC.

C.            RLI

RLI is stock life insurance company domiciled in the State of Connecticut. RLI is excluded from investment company status by Section 3(c)(3) of the 1940 Act. Pomona Capital serves as a sub-adviser to RLI.

D.            The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds, each of whose investment adviser is Pomona Capital, and each of which would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.10 A list of the Existing Affiliated Funds is included on Schedule A hereto.

E.            Pomona Capital

Pomona Capital serves as the investment adviser to the Existing Regulated Fund and the investment adviser to the Existing Affiliated Funds, respectively. Pomona Capital is a Delaware limited liability company and is a registered investment adviser with the SEC under the Advisers Act.

Under the terms of an investment advisory agreement with the Existing Regulated Fund and each Existing Affiliated Fund, respectively, the Existing Adviser, among other things, manages the investment portfolio, directs purchases and sales of portfolio securities and reports thereon to the Existing Regulated Fund’s and the Existing Affiliated Fund’s officers and directors/manager regularly. •      Pomona Capital is wholly-owned by Voya Pomona Holdings LLC. Voya Pomona Holdings LLC is wholly owned by Voya Investment Management Alternative Assets LLC (“Voya IMAAM”). Voya IMAAM is a wholly owned subsidiary of Voya Investment Management LLC (“Voya IM LLC”), a registered investment adviser, which in turn is a wholly owned subsidiary of VIM Holdings LLC, a Delaware limited liability company.

9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

10 In the future, the Affiliated Fund may register as an investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.            Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.            Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to Pomona Capital and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with Pomona Capital, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

11 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.            Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.            Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.            Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.            Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

12 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

13 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this application, a designated committee of the board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire board of the Regulated Fund at the board’s next regularly-scheduled meeting.

14 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

15 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4.            No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.            Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.            Dispositions.

(a)            Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)            Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.            Board Oversight.

(a)            Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)            Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)            At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

16 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

17 The Affiliated Entities may adopt shared Co-Investment Policies.

18 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

19 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(d)            Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)            The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.            Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9.            In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.            Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.            Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

20 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

21 See, e.g., Star Mountain Lower Middle-Market Capital Corp., et al. (File No. 812-15855), Release No. IC-35797 (November 21, 2025) (notice), Release No. IC-35832 (December 17, 2025) (order); Columbia Credit Income Opportunities Fund, et al. (File No. 812-15685), Release No. IC-35800 (November 21, 2025) (notice), Release No. IC-35831 (December 17, 2025) (order); Monroe Capital Corporation, et al. (File No. 812-15798), Release No. IC-35799 (November 21, 2025) (notice), Release No. IC-35830 (December 17, 2025) (order); 1WS Credit Income Fund, et al. (File No. 812-15796), Release No. IC-35798 (November 21, 2025) (notice), Release No. IC-35829 (December 17, 2025) (order); MA Specialty Credit Income Fund, et al. (File No. 812-15853), Release No. IC-35795 (November 20, 2025) (notice), Release No. IC-35825 (December 16, 2025) (order); Willow Tree Capital Corporation, et al. (File No. 812-15845), Release No. IC-35792 (November 19, 2025) (notice), Release No. IC-35823 (December 16, 2025) (order); Axxes Opportunistic Credit Fund, et al. (File No. 812-15578), Release No. IC-35769 (September 26, 2026) (notice), Release No. IC-35784 (November 14, 2025) (order); Russell Investments New Economy Infrastructure Fund, et al. (File No. 812-15609), Release No. IC-35740 (September 5, 2025) (notice), Release No. IC-35783 (November 14, 2025) (order); 26North BDC, Inc., et al. (File No. 812-15835), Release No. IC-35750 (September 19, 2025) (notice), Release No. IC-35782 (November 14, 2025) (order); Crestline Lending Solutions, LLC, et al. (File No. 812-15628), Release No. IC-35741 (September 5, 2025) (notice), Release No. IC-35781 (November 14, 2025) (order); Rand Capital Corporation, et al. (File No. 812-15815), Release No. IC-35748 (September 15, 2025) (notice), Release No. IC-35780 (November 14, 2025) (order); Privacore VPC Asset Backed Credit Fund, et al. (File No. 812-15823), Release No. IC-35749 (September 16, 2025) (notice), Release No. IC-35779 (November 14, 2025) (order); Oaktree Strategic Credit Fund, et al. (File No. 812-15858), Release No. IC-35739 (September 5, 2025) (notice), Release No. IC-35778 (November 14, 2025) (order); Banner Ridge DSCO Private Markets Fund, et al. (File No. 812-15807), Release No. IC-35745 (September 10, 2025) (notice), Release No. IC-35777 (November 14, 2025) (order); TCW Steel City Perpetual Levered Fund LP, et al. (File No. 812-15661), Release No. IC-35743 (September 9, 2025) (notice), Release No. IC-35776 (November 14, 2025) (order); Gladstone Alternative Income Fund, et al. (File No. 812-15806), Release No. IC-35737 (September 4, 2025) (notice), Release No. IC-35773 (September 30, 2025) (order); Constitution Capital Access Fund, LLC, et al. (File No. 812-15794), Release No. IC-35734 (September 2, 2025) (notice), Release No. IC-35772 (September 30, 2025) (order); HarbourVest Private Investments Fund, et al. (File No. 812-15801), Release No. IC-35735 (September 2, 2025) (notice), Release No. IC-35771 (September 30, 2025) (order); Aksia LLC, et al. (File No. 812-15785), Release No. IC-35729 (August 28, 2025) (notice), Release No. IC-35765 (September 26, 2025) (order); TCW Direct Lending LLC, et al. (File No. 812-15821), Release No. IC-35730 (August 29, 2025) (notice), Release No. IC-35757 (September 24, 2025) (order); Fidelity Private Credit Fund, et al. (File No. 812-15799), Release No. IC-35731 (August 29, 2025) (notice), Release No. IC-35656 (September 23, 2025) (order); Main Street Capital Corporation, et al. (File No. 812-15808), Release No. IC-35723 (August 25, 2025) (notice), Release No. IC-35755 (September 22, 2025) (order); ISQ OpenInfra Income Fund, et al. (File No. 812-15764), Release No. IC-35722 (August 21, 2025) (notice), Release No. IC-35751 (September 19, 2025) (order); Partners Group Private Equity (Master Fund), LLC, et al. (File No. 812-15772), Release No. IC-35708 (August 7, 2025) (notice), Release No. IC-35736 (September 3, 2025) (order); Gemcorp Commodities Alternative Products Fund, et al. (File No. 812-15600), Release No. IC-35701 (July 30, 2025) (notice), Release No. IC-35733 (September 2, 2025) (order); Fortress Private Lending Fund, et al. (File No. 812-15551), Release No. IC-35703 (August 1, 2025) (notice), Release No. IC-35727 (August 27, 2025) (order); Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Audax Credit BDC Inc., et al. (File No. 812-15605), Release No. IC-35686 (July 22, 2025) (notice), Release No. IC-35714 (August 19, 2025) (order); Ellington Credit Company, et al. (File No. 812-15784), Release No. IC-35680 (July 16, 2025) (notice), Release No. IC-35712 (August 12, 2025) (order); First Trust Real Assets Fund, et al. (File No. 812-15776), Release No. IC-35675 (July 11, 2025) (notice), Release No. IC-35710 (August 11, 2025) (order); Ardian Access LLC, et al. (File No. 812-15728), Release No. IC-35674 (July 11, 2025) (notice), Release No. IC-35707 (August 6, 2025) (order); Nuveen Churchill Direct Lending Corp., et al (File No. 812-15783), Release No. IC-35672 (July 9, 2025) (notice), Release No. IC-35705 (August 5, 2025) (order); BIP Ventures Evergreen BDC, et al. (File No. 812-15782), Release No. IC-35660 (June 25, 2025) (notice), Release No. IC-35685 (July 22, 2025) (order); Principal Private Credit Fund I, et al. (File No. 812-15780), Release No. IC-35650 (June 24, 2025) (notice), Release No. IC-35684 (July 22, 2025) (order); Lago Evergreen Credit, et al. (File No. 812-15791), Release No. IC-35648 (June 23,2025) (notice), Release No. IC-35683 (July 21, 2025) (order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15593), Release No. IC-35641 (June 17, 2025) (notice), Release No. IC-35677 (July 15, 2025) (order); Trinity Capital Inc., et al. (File No. 812-15594), Release No. IC-35634 (June 11, 2025) (notice), Release No. IC-35671 (July 8, 2025) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-15768), Release No. IC-35626 (June 9, 2025) (notice), Release No. IC-35669 (July 8, 2025) (order); Vista Credit Strategic Lending Corp., et al. (File No. 812-15773), Release No. IC-35632 (June 11, 2025) (notice), Release No. IC-35667 (July 8, 2025) (order); Coller Secondaries Private Equity Opportunities Fund, et al. (File No. 812-15767), Release No. IC-35615 (May 28, 2025) (notice), Release No. IC-35651 (June 24, 2025) (order); Coatue Innovation Fund, et al. (File No. 812-15774), Release No. IC-35610 (May 28, 2025) (notice), Release No. IC-35649 (June 24, 2025) (order); Great Elm Capital Corp., et al. (File No. 812-15765), Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, et al. (File No. 812-15726), Release No. IC-35567 (May 5, 2025) (notice), Release No. IC-35567A (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, et al. (File No. 812-15771), Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., et al. (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., et al. (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, et al. (File No. 812-15704), Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., et al. (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., et al. (File No. 812-15562), Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, et al. (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, et al. (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Varagon Capital Corporation, et al. (File No. 812-15757), Release No. IC-35578 (May 7, 2025), Release No. IC-35620 (June 3, 2025) (order); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, et al. (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, et al. (File No. 812-15752), Release No. IC-35563 (April 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al. (File No. 812-15634), Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., et al. (File No. 812-15711), Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, et al. (File No. 812-15748), Release No. IC-35545 (April 22, 2025) (notice), Release No. IC-35596 (May 20, 2025) (order); PGIM, Inc., et al. (File No. 812-15737), Release No. IC-35546 (April 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, et al. (File No. 812-15725), Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund, et al. (File No. 812-15749), Release No. IC-35541 (April 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C. et al., (File No. 812-15739), Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

VI.	PROCEDURAL MATTERS

A.            Communications

Please address all communications concerning this Application, the Notice and the Order to:

Jeremy Dardick, Esq.

Pomona Management LLC

780 Third Avenue, 46th Floor

New York, NY 10017

jdardick@pomonacapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Nathan D. Somogie, Esq. Thomas J. Cheeseman, Esq. Simpson Thacher & Bartlett LLP 855 Boylston Street, 9th Floor Boston, MA 02116 (617) 778-9200

B.            Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 3rd day of June, 2026.

Pomona Investment Fund

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Secretary

Pomona Capital X, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital XI, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Income Fund, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Private Equity Fund, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Management LLC

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Opportunities Fund, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Private Fund 1, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Voya Retirement Insurance and Annuity Company

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Reliastar Life Insurance Company

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Investment Fund LLC

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 1), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 1), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 2), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 2), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Partnership Holdings XII, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Partnership Holdings XII-B, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Private Fund 2, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 3), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 3), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 5), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 5), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 6), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 6), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

VERIFICATION

The undersigned states that he or she has duly executed the foregoing Application for and on behalf of each entity listed below, that he or she is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Pomona Investment Fund

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Secretary

Pomona Capital X, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital XI, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Income Fund, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Private Equity Fund, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Management LLC

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Opportunities Fund, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Private Fund 1, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Voya Retirement Insurance and Annuity Company

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Reliastar Life Insurance Company

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Investment Fund LLC

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 1), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 1), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 2), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 2), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Partnership Holdings XII, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Partnership Holdings XII-B, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Capital Private Fund 2, L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 3), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 3), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 5), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 5), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-A (Fund 6), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

Pomona Holdings XI-B (Fund 6), L.P.

By:	/s/ John Stephens
	Name:	John Stephens
	Title:	Authorized Person

SCHEDULE A

Pomona Capital X, L.P.

Pomona Capital XI, L.P.

Pomona Capital Income Fund, L.P.

Pomona Capital Private Equity Fund, L.P.

Pomona Capital Opportunities Fund, L.P.

Pomona Capital Private Fund 1, L.P.

Pomona Investment Fund LLC

Pomona Holdings XI-A (Fund 1), L.P.

Pomona Holdings XI-B (Fund 1), L.P.

Pomona Holdings XI-A (Fund 2), L.P.

Pomona Holdings XI-B (Fund 2), L.P.

Pomona Partnership Holdings XII, L.P.

Pomona Partnership Holdings XII-B, L.P.

Pomona Capital Private Fund 2, L.P.

Pomona Holdings XI-A (Fund 3), L.P.

Pomona Holdings XI-B (Fund 3), L.P.

Pomona Holdings XI-A (Fund 5), L.P.

Pomona Holdings XI-B (Fund 5), L.P.

Pomona Holdings XI-A (Fund 6), L.P.

Pomona Holdings XI-B (Fund 6), L.P.

EXHIBIT A

APPROVAL OF FILING SECTION 17(D) APPLICATION FOR CO-INVESTMENT RELIEF

Proposed Resolutions to be Adopted by the Trustees of Pomona Investment Fund

Approval of Filing of Section 17(d) Application for Co-Investment Relief

The undersigned, being the Trustees of Pomona Investment Fund, a Delaware statutory trust (the “Fund”), do hereby approve, adopt and consent to the resolutions set forth below as acts of the Trustees of the Fund, which shall for all purposes be treated as actions taken pursuant to a vote at a meeting of the Board of Trustees (the “Board”). By executing below, the Trustees waive any notice requirements for a meeting of the Trustees.

WHEREAS, the Board deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder;

NOW, THEREFORE, BE IT

RESOLVED, that the officers of Pomona Management LLC, and the Fund, be, and each of them hereby is, authorized and directed on behalf of the Fund and in their name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

B-1